UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 671,180

	6.	Shared Voting Power

	7.	Sole Dispositive Power 671,180

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 671,180

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,538

	6.	Shared Voting Power

	7.	Sole Dispositive Power 6,538

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,555

	6.	Shared Voting Power

	7.	Sole Dispositive Power 16,555

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,555

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,865*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 49,865*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,138

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 30,272 shares held in The Anderson Living Trust of which the reporting person is the trustee and 19,593 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 44,365*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 44,365*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,638

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 5,179 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 30,826 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 93,985*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 93,985*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 788,258

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 61,990 shares held in The Younger Living Trust of which the reporting person is the trustee, 19,782 shares held by a retirement trust for the benefit of the reporting person, 4,833 shares of director’s options vested as of 3/1/07 and 2,380 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and the director’s options shares except as to the reporting person’s pecuniary interest in the trusts and the director’s options. The reporting person disclaims beneficial ownership of the children’s shares.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 66,617*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 66,617*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,890

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 44,919 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,187*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 10,187*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 704,460

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 7,110 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,416

	6.	Shared Voting Power 694,273*

	7.	Sole Dispositive Power 21,416

	8.	Shared Dispositive Power 694,273*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,689

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

*

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,235*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 4,235*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,508

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 1,158 shares held in The White Family Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,198*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 2,198*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 2,198 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,356*

	6.	Shared Voting Power 694,273**

	7.	Sole Dispositive Power 3,356*

	8.	Shared Dispositive Power 694,273**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 2,198 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Cardica, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 Saginaw Dr., Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 14141R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird and Sweet are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. As such, they share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2007
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

EXHIBIT A TO SCHEDULE 13G - CARDICA, INC.

	Aggregate Number of				% of
Name of Originator	Shares Beneficially Owned				Total Shares
	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	671,180				5.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	6,538				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	16,555				0.1%

David L. Anderson	49,865	Note 2			0.4%
			744,138	Note 1	6.6%

G. Leonard Baker, Jr.	44,365	Note 3			0.4%
			738,638	Note 1	6.5%

William H. Younger, Jr.	93,985	Note 4			0.8%
			788,258	Note 1	7.0%

Tench Coxe	66,617	Note 5			0.6%
			760,890	Note 1	6.7%

Gregory P. Sands	10,187	Note 6			0.1%
			704,460	Note 1	6.2%

James C. Gaither	21,416				0.2%
			715,689	Note 1	6.3%

James N. White	4,235	Note 7			0.0%
			698,508	Note 1	6.2%

Jeffrey W. Bird	2,198	Note 8			0.0%
			696,471	Note 1	6.2%

David E. Sweet	3,356	Note 9			0.0%
			697,629	Note 1	6.2%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2:  Includes 30,272 shares held in The Anderson Living Trust of which the reporting person is the trustee and 19,593 shares held by Anvest, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 3:  Includes 5,179 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 30,826 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 4:  Includes 61,990 shares held in The Younger Living Trust of which the reporting person is the trustee, 19,782 shares held by a retirement trust for the benefit of the reporting person, 4,833 shares of director’s options vested as of 3/1/07 and 2,380 shares owned by the children of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ and the director’s options shares except as to the reporting person’s pecuniary interest in the trusts and the director’s options. The reporting person disclaims beneficial ownership of the children’s shares.

Note 5:  Includes 44,919 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 6: Includes 7,110 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 7: Includes 1,158 shares held in The White Family Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 8: Includes 2,198 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 9: Includes 2,198 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.